December 19, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

07028779

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Agreed on Additional Cross-Purchase of Shares Backed by Expanded and Enhanced Mutual Cooperation"

Thank you for your assistance in handling it as required.

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

Sincerely yours,

櫻井宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

December 19, 2007

Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Agreed on Additional Cross-Purchase of Shares Backed by Expanded and Enhanced Mutual Cooperation

I. Additional Cross-Purchase of Shares

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: Hiroshi Tomono) ("Sumitomo Metals"), and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President: Yasuo Inubushi) ("Kobe Steel") reached agreement at the end of October this year to consider ways of further expanding and enhancing their cooperative ties and additional cross-purchase of shares. The three companies have proceeded with consideration of these courses of action and now reached the following agreement regarding the additional cross-purchase of shares. The companies share the view that increased cross-shareholdings will be effective in promoting smooth and steady implementation of strategic cooperative measures, such as the mutual use and sharing of core production facilities, and will assist the companies in pursuing the mutual benefits of these arrangements based on relationships of trust.

(1) Nippon Steel and Sumitomo Metals

Nippon Steel and Sumitomo Metals will each purchase the other's shares in the amount of around ¥100 billion.

- Nippon Steel will increase its ownership in all Sumitomo Metals shares from 5.01% (representing a voting right percentage of about 5.3%) at present to about 9.4% (representing a voting right percentage of about 9.9%).
- Sumitomo Metals will increase its ownership in all Nippon Steel shares from 1.81% (representing a voting right percentage of about 2.0%) at present to about 4.1% (representing a voting right percentage of about 4.5%).

(2) Nippon Steel and Kobe Steel

Nippon Steel and Kobe Steel will each purchase the other's shares in the amount of approximately ¥15 billion.

- Nippon Steel will increase its ownership in all Kobe Steel shares from 2.05% (representing a voting right percentage of about 2.2%) at present to about 3.4% (representing a voting right percentage of about 3.6%).
- Kobe Steel will increase its ownership in all Nippon Steel shares from 0.41% (representing a voting right percentage of about 0.4%) at present to about 0.8% (representing a voting right percentage of about 0.8%).

(3) Sumitomo Metals and Kobe Steel

Sumitomo Metals and Kobe Steel will each purchase the other's shares in the amount of approximately ¥15 billion.

- Sumitomo Metals will increase its ownership in all Kobe Steel shares from 2.05% (representing a voting right percentage of about 2.2%) at present to about 3.4% (representing a voting right percentage of about 3.6%).
- Kobe Steel will increase its ownership in all Sumitomo Metals shares from 1.71% (representing a voting right percentage of about 1.8%) at present to about 2.4% (representing a voting right percentage of about 2.5%).

Note: 1) The ownership and voting right percentages following the share purchases show above are the estimates based on averaged stock prices of the three companies for the past 30 days.

2) These additional share purchases are expected on stock exchanges by the end of March 2008.

II. Expansion and Enhancement of Cooperation

The three companies have already begun to consider ways of further expanding and enhancing mutual cooperation as agreed upon at the end of October this year. They will actively proceed with the joint consideration of these measures and move toward the implementation.

(1) Expansion of Joint Use by the Three Companies of Iron- and Steel-making Facilities at Sumitomo Metals' Wakayama Steelworks as a Source of High Grade Steel

Following the new No. 1 Blast Furnace at Wakayama Steelworks, which is now under

construction and is slated to come on stream in June 2009 (renewal of the current No. 4 Blast Furnace), Sumitomo Metals has decided on basic policies for the construction of a new No. 2 Blast Furnace at its Wakayama Steelworks, with the aim of bringing the new furnace on stream in the latter half of the fiscal year ending March 31, 2013. This project involves renewal of the current No. 5 Blast Furnace and expansion of steel-making facilities, among other measures. Detailed consideration of the construction of the new No. 2 Blast Furnace and expansion of the joint use of iron- and steel-making facilities is now in progress. Based on the results of these considerations, the decisions will be made on the joint use of the high-grade steel capacity.

(2) Nippon Steel and Sumitomo Metals Examining Two-Way Cooperative Initiatives

(a) Nippon Steel and Sumitomo Metals are studying ways to secure capacity for high-grade sheet products, based on the measures outlined in (1) above.

(i) Sumitomo Metals to expand use of the hot-rolling capacity of the Nippon Steel Group

- Sumitomo Metals plans to draw on high-grade steel from its Wakayama Steelworks and expand the use of the hot-rolling capacity of the Nippon Steel Group. Detailed consideration of these plans is already in progress.

(ii) Studies are also under way toward expanded use of rolling capacity for sheet products at Sumitomo Metals' Wakayama Steelworks by the Nippon Steel Group.

(b) The two companies are also examining joint initiatives regarding effective use of facilities at Sumitomo Metals (Naoetsu), Ltd.

(i) The companies are studying such integrated approach as will combine the use of Nippon Steel's hot-rolling capacity with Sumitomo Metals (Naoetsu)'s downstream rolling facilities in processing nickel-based stainless steel slabs from Sumitomo Metals' Wakayama Steelworks. Sumitomo Metals (Naoetsu) will begin to consign hot-rolling operations to Nippon Steel's Yawata Steelworks in the first quarter of fiscal year 2009.

(ii) Detailed consideration is also under way regarding effective use of the rolling capacity of Sumitomo Metals (Naoetsu) by the Nippon Steel Group for titanium.

(3) Nippon Steel and Kobe Steel Examining Two-Way Collaborative Initiatives

(a) The two companies are studying measures related to the production and use of direct reduced iron as well as the recycling of dust generated by blast furnaces and basic oxygen furnaces.

- With the aim of securing alternatives to scrap steel as well as of reducing cost of

dust disposal, consideration is being given to setting up new facilities for joint venture based on Kobe Steel's FASTMET process.

(b) The companies are also studying measures related to sintering technology as well as application technology for higher-quality pellets for blast furnaces as part of the technology exchange between the two companies' iron-making departments.

- It has been decided that Nippon Steel will introduce Kobe Steel's technology for higher-quality pellets and that Kobe Steel will apply Nippon Steel's technology for higher productivity in the sintering operations. These steps are expected to lead to more stable production and reductions in cost at an early date.

(4) Sumitomo Metals and Kobe Steel Examining Two-Way Cooperative Initiatives

(a) The two companies are studying an alliance between the high-strength steel bolts businesses of the both corporate groups.

- The companies are engaged in specific discussions regarding an alliance between Sumitomo Seiatsuhin Kogyo Co., Ltd., and Shinko Bolt, Ltd., in the field of high-strength steel bolt production.

(b) Sumitomo Metals will begin to consign the production of stainless steel boiler tubes for coal-fired power-generation boilers to the Kobe Steel Group.

- Consignment of production of stainless steel boiler tubes for coal-fired power-generation boilers from Sumitomo Metals to KOBE SPECIAL TUBE CO., LTD., a member of the Kobe Steel Group, will begin in the first quarter of fiscal year 2008.

(c) The companies are studying expansion of consignment of titanium hot-rolling by Sumitomo Metals to Kobe Steel.

- Specific consideration is being given to arrangements under which Sumitomo Metals would expand the consignment of titanium hot-rolling to Kobe Steel.

For further information, please contact:

Nippon Steel Corporation
Public Relations Center
+81-3-3275-5021,5022,5023

Sumitomo Metal Industries, Ltd.
Public Relations Group, Public Relations and IR Dept.
+81-3-4416-6115

Kobe Steel, Ltd.
Publicity Group, Secretariat and Publicity Dept.
+81-3-5739-6010

END